Copa Holdings' Consolidated Traffic for August Grows 17.8%

PANAMA CITY, Sept. 7, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for August 2011:

Copa Holdings (Total System)	August	August	Change
	2011	2010	(%)
ASM (mm) (1)	1,160.7	985.9	17.7%
RPM (mm) (2)	871.4	739.9	17.8%
Load Factor (3)	75.1%	75.0%	0.0p.p.
International Service
ASM (mm) (1)	1,091.31	877.1	24.4%
RPM (mm) (2)	816.6	655.1	24.6%
Load Factor (3)	74.8%	74.7%	0.1p.p.
Domestic Service
ASM (mm) (1)	69.4	108.8	-36.2%
RPM (mm) (2)	54.9	84.8	-35.3%
Load Factor (3)	79.1%	77.9%	1.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of August 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 17.8%. System load factor for August 2011 was 75.1%, in line with August 2010, despite significant capacity growth.

International passenger traffic grew 24.6%, while capacity increased 24.4%. This resulted in a load factor of 74.8%, a 0.1 percentage point increase when compared to August 2010. For the month, International capacity represented 94% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 35.3%, while capacity decreased 36.2%. As a result, domestic load factor for the month increased 1.1 percentage points to 79.1%. For the month, domestic capacity represented 6% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 55 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 70 aircraft: 44 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

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